UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2009

[     ] Transition Report on Form 10-K
[     ] Transition Report on Form 20-F
[     ] Transition Report on Form 11-K
[     ] Transition Report on Form 10-Q
[     ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I -- REGISTRANT INFORMATION

GOLDEN ELEPHANT GLASS TECHNOLOGY, INC.
Full Name of Registrant

123 Chuangye Road, Haizhou District
Address of Principal Executive Office (Street and Number)

Fuxin City, Liaoning Province, PRC 123000
City State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has encountered a delay in assembling the information, in particular its financial statements for the quarter ended September 30, 2009, required to be included in its September 30, 2009 Form 10-Q Quarterly Report. The Company expects to file its September 30, 2009 Form 10-Q Quarterly Report with the U.S. Securities and Exchange Commission within 5 calendar days of the prescribed due date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Benjamin Tan	212	930 9700
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes             ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes           ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GOLDEN ELEPHANT GLASS TECHNOLOGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 16, 2009	By:	/s/ Hong Tan
Hong Tan
Chief Executive Officer